EXHIBIT 99.1

Form 51-102F3

Material Change Report

Item 1. Name and Address of Company

Mogo Inc. (the "Company" or "Mogo")

2100 – 401 West Georgia Street

Vancouver, British Columbia

V6B 5A1

Item 2. Date of Material Change

November 17, 2020

Item 3. News Release

A news release was disseminated on November 17, 2020 via Canada Newswire.

Item 4. Summary of Material Change

Mogo has entered into a definitive arrangement agreement (the "Agreement") to acquire Carta Solutions Holding Corporation, also known as Carta Worldwide ("Carta"), a leader in providing next-gen digital payments solutions, for a purchase price of 10,000,000 common shares of Mogo. The proposed transaction (the "Transaction") will be completed by way of a plan of arrangment under the Canada Business Corporations Act.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

Mogo has signed the Agreement to acquire Carta, a leader in providing next-gen digital payments solutions, in an all-stock transaction by way of a plan of arrangement. The combination will create one of Canada's largest vertically integrated fintech companies.

Carta's modern issuing platform is the engine behind innovative fintech companies and products around the globe, powering over 100 card programs and providing vital processing technology to industry leaders including TransferWise, Sodexo, Payfare, and others. Founded in 2007, Carta's management team has decades of payments and technology industry experience. Carta is currently operating in Europe, Asia and Canada and recently expanded into the U.S. market. Carta, which has 70 employees, generated approximately $8.5 million of revenue in 2019, over 85% of which was from international markets outside of Canada.

Terms of the Transaction

Under the terms of the Agreement, Mogo will acquire 100% of the outstanding shares of Carta in exchange for the issuance of 10 million common shares of Mogo ("Mogo Shares"), which is equal to a purchase price of $24.2 million based on the closing price of the Mogo Shares on the TSX on November 16, 2020. These Mogo Shares will go into a limited partnership that will not begin to be distributed to current Carta shareholders, including management, until the earlier of the 10-day volume-weighted average price of Mogo Shares on the Toronto Stock Exchange being equal to (i) $7.45 per share or higher or (ii) December 2021. On a pro forma basis, Carta shareholders will own approximately 18% of Mogo's fully diluted shares.

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The Transaction will be completed pursuant to a plan of arrangement under the Canada Business Corporations Act, which will require court approval and the approval of not less than 2/3 of the holders of each class of Carta securities. Pursuant to the requirements of the TSX, the Transaction will need to be approved by 50% of the votes cast by Mogo shareholders at a special meeting of shareholders, which is expected to be held in January 2021. An information circular detailing the terms and conditions of the Transaction will be filed with regulatory authorities and mailed to the shareholders of Mogo in accordance with applicable securities laws. The Transaction will also be subject to regulatory approvals, in addition to other customary closing conditions, and is expected to close in the first quarter of 2021. The Arrangement Agreement includes customary deal-protection provisions, including non-solicitation of alternative transactions and break fees payable by Mogo and Carta, respectively, under certain circumstances.

Carta's senior management, board members, and key outside shareholders, representing more than 60% of each class of Carta's outstanding securities, have entered into voting and support agreements. On closing, Chris Payne, Carta's lead director, is expected to join Mogo's board of directors and Carta's executive team will continue to run the operations as part of Mogo.

Mogo's Board of Directors have determined that the proposed transaction is in the best interest of the shareholders and have unanimously approved the Transaction. Mogo's Board of Directors recommends that their shareholders vote in favor of the proposed transaction.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Gregory Feller, the President and Chief Financial Officer of the Company is knowledgeable about the material change described above. His business telephone number is 1-800-980-6646.

Item 9. Date of Report

November 27, 2020.

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